File Pursuant to Rule 424(b)(5)
                                                     Registration Nos. 333-53299
                                                                    333-53299-01
                                                                    333-53299-02
                                                                    333-53299-03


            Prospectus Supplement to Prospectus dated June 30, 1998.
                                  $156,200,000

                              (ALABAMA POWER LOGO)
               Series I 5.35% Senior Notes due November 15, 2003
                             ---------------------
     Alabama Power Company will pay interest on the Series I Senior Notes on May 15 and November 15 of each year. The first such payment will be made on May 15, 1999. The Series I Senior Notes will mature on November 15, 2003 and are not redeemable before maturity. The Series I Senior Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                               Per
                                                               Note        Total
                                                              ------    ------------
Initial public offering price...............................  99.871%   $155,998,502
Underwriting discount.......................................    .303%   $    473,286
Proceeds, before expenses, to Alabama Power Company.........  99.568%   $155,525,216

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Series I Senior Notes will accrue from the date of original issuance, which is expected to be November 17, 1998.

                             ---------------------

     The underwriter expects to deliver the Series I Senior Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 17, 1998.

                              GOLDMAN, SACHS & CO.

                             ---------------------

                 Prospectus Supplement dated November 12, 1998.

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1998, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                                  AS OF JUNE 30, 1998
                                                            -------------------------------
                                                              ACTUAL       AS ADJUSTED(1)
                                                            ----------   ------------------
                                                            (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity.......................................  $2,758,372   $2,758,372    44.5%
Cumulative Preferred Stock................................     255,512      317,512     5.1
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes......................................     297,000      297,000     4.8
Senior Notes..............................................     583,800    1,550,000    25.0
Other Long-Term Debt......................................   2,145,630    1,273,022    20.6
                                                            ----------   ----------   -----
Total, excluding amounts due within one year..............  $6,040,314   $6,195,905   100.0%
                                                            ==========   ==========   =====

---------------

(1) Reflects (i) the issuance in August 1998 of $225,000,000 aggregate principal amount of Series D 6.50% Senior Insured Quarterly Notes due September 30, 2018; (ii) the issuance in August 1998 of 8,000,000 shares ($200,000,000 aggregate stated capital) of Class A Preferred Stock; (iii) the issuance in September 1998 of $100,000,000 aggregate principal amount of Series E 6.25% Senior Notes due September 30, 2010; (iv) the issuance in September 1998 of $100,000,000 aggregate principal amount of Series F 6.375% Senior Insured Quarterly Notes due September 30, 2018; (v) the redemption in September 1998 of the outstanding $198,000,000 aggregate principal amount of First Mortgage Bonds, 8 1/2% Series due May 1, 2022; (vi) the issuance in October 1998 of $160,000,000 aggregate principal amount of Series G 5 3/8% Senior Notes due October 1, 2008; (vii) the redemption in October 1998 of the outstanding $99,608,000 aggregate principal amount of First Mortgage Bonds, 8.30% Series due July 1, 2022; (viii) the redemption in October 1998 of the outstanding 1,520,000 shares ($38,000,000 aggregate stated capital) of 6.80% Preferred Stock; (ix) the issuance in November 1998 of $225,000,000 aggregate principal amount of Series H 5.49% Senior Notes due November 1, 2005; (x) the redemption in November 1998 of the outstanding 2,000,000 shares ($50,000,000 aggregate stated capital) of 6.40% Class A Preferred Stock;
    (xi) the proposed redemption in November 1998 of the outstanding $175,000,000 aggregate principal amount of First Mortgage Bonds, 7 1/4% Series due August 1, 2007; (xii) the proposed redemption in December 1998 of the outstanding $100,000,000 aggregate principal amount of First Mortgage Bonds, 6.85% Series due August 1, 2002; (xiii) the proposed redemption in January 1999 of the outstanding $125,000,000 aggregate principal amount of First Mortgage Bonds, 7.00% Series due January 1, 2003, (xiv) the proposed redemption in January 1999 of the outstanding 2,000,000 shares ($50,000,000 aggregate stated capital) of Adjustable Rate Class A Preferred Stock (1993 Series); and (xv) the issuance of the Series I Senior Notes and the use of proceeds therefrom to redeem outstanding first mortgage bonds (see "USE OF PROCEEDS" below).

                                USE OF PROCEEDS

     The proceeds from the sale of the Series I Senior Notes, together with other funds of the Company, will be applied by the Company to redeem in February 1999 the $175,000,000 outstanding principal amount of its First Mortgage Bonds, 6 3/4% Series due February 1, 2003. Such redemption is subject to the Company's closing the sale of the Series I Senior Notes.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended September 30, 1998, "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $3,392,016,000, $721,226,000 and $397,944,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended September 30, 1998 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended September 30, 1998 were 2.99 and 2.85, respectively.

                              RECENT DEVELOPMENTS

     Reference is made to Notes 3 and 7 to the Company's financial statements in
Item 8 of the Company's Annual Report on Form 10-K and to Note F in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998 for a discussion of the proceedings initiated by the Federal Energy Regulatory Commission (the "FERC") regarding the reasonableness of the return on common equity on certain of the Southern electric system's wholesale rate schedules and contracts, a discussion of the long-term power sales agreements and a discussion of a complaint filed by three customers in April 1998 under such agreements. On September 21, 1998, the FERC entered separate orders (i) affirming the outcome of the Administrative Law Judges' opinions in both the 1991 and 1994 proceedings, resulting in no change in the wholesale power contracts or rate schedules which were the subject of such proceedings and
(ii) dismissing the complaint filed by the three customers under the long-term power sales agreements. These customers have filed applications for rehearing regarding both FERC orders.

                    DESCRIPTION OF THE SERIES I SENIOR NOTES

     Set forth below is a description of the specific terms of the Series I 5.35% Senior Notes due November 15, 2003 (the "Series I Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series I Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series I Senior Notes will be limited in aggregate principal amount to $156,200,000.

     The entire principal amount of the Series I Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on November 15, 2003. The Series I Senior Notes are not subject to any sinking fund provision. The Series I Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series I Senior Note shall bear interest at the rate of 5.35% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on May 15 and November 15 of each year (each, an "Interest Payment Date") to the person in whose name such Series I Senior Note is registered at the close of business on the May 1 or November 1, as the case may be, immediately preceding such payment date. The initial Interest Payment Date is May 15, 1999. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series I Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series I Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series I Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $2,236,000,000 outstanding at June 30, 1998. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Series I Senior Notes will not be redeemable at the option of the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series I Senior Notes. The Series I Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series I Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series I Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series I Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series I Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series I Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series I Senior Notes. Transfers of ownership interests in the Series I Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series I Senior Notes, except in the event that use of the book-entry system for the Series I Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series I Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series I Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series I Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series I Senior Notes in accordance with its procedures.

     Although voting with respect to the Series I Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series I Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series I Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series I Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series I Senior Note will not be entitled to receive physical delivery of Series I Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series I Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series I Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series I Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series I Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series I Senior Notes. In that event, certificates for the Series I Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     The Company and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the Series I Senior Notes. Subject to certain conditions Goldman Sachs has agreed to purchase all the Series I Senior Notes.

     Series I Senior Notes sold by Goldman Sachs to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Series I Senior Notes sold by Goldman Sachs to securities dealers may be sold at a discount from the initial public offering price of up to .20% of the principal amount of the Series I Senior Notes. If all the Series I Senior Notes are not sold at the initial offering price, Goldman Sachs may change the offering price and the other selling terms.

     The Series I Senior Notes are a new issue of securities with no established trading market. The Company has been advised by Goldman Sachs that it intends to make a market in the Series I Senior Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series I Senior Notes.

     In connection with the initial public offering of the Series I Senior Notes (the "Offering"), Goldman Sachs may purchase and sell Series I Senior Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of Series I Senior Notes than it is required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Series I Senior Notes while the Offering is in progress.

     Goldman Sachs also may impose a penalty bid. This occurs when a particular underwriter repays to other underwriters a portion of the underwriting discount received by it because the representatives have repurchased Series I Senior Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the Series I Senior Notes. As a result, the price of the Series I Senior Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company estimates that its share of the total expenses of the Offering, excluding underwriting discounts and commissions, will be approximately $265,000.

     The Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman Sachs engages in transactions with, and, from time to time, has performed services for, the Company and its affiliates in the ordinary course of business.

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------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the Series I Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Supplement
The Company..........................  S-2
Capitalization.......................  S-2
Use of Proceeds......................  S-3
Recent Results of Operations.........  S-3
Recent Developments..................  S-3
Description of the Series I Senior
  Notes..............................  S-3
Underwriting.........................  S-6
Prospectus
Available Information................    2
Incorporation of Certain Documents by
  Reference..........................    2
Selected Information.................    3
Alabama Power Company................    4
The Trusts...........................    5
Accounting Treatment.................    5
Use of Proceeds......................    5
Recent Results of Operations.........    5
Description of the Senior Notes......    6
Description of the Junior
  Subordinated Notes.................    9
Description of the Preferred
  Securities.........................   14
Description of the Guarantees........   15
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees...........   17
Plan of Distribution.................   19
Legal Matters........................   19
Experts..............................   19

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                                  $156,200,000

                              (ALABAMA POWER LOGO)

                          5.35% Series I Senior Notes
                             due November 15, 2003
                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                         ------------------------------
                              GOLDMAN, SACHS & CO.
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